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21004714

SEC
Mail Processing **ANNUAL AUDITED REPORT**
Section **FORM X-17A-5**
PART III

FEB 16 2021

Washington DC

SEC FILE NUMBER
8-52190

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING_____01/01/20_____ AND ENDING_____12/31/20_____
                                       MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Koehler Financial, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5764 James Drive
_____
(No. and Street)

Stevensville   Michigan   49127
_____
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Erica Momany   269-429-0650
_____
                                     (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Thomas Faust, CPA, LLC   d/b/a Thomas Faust, CPA
_____
(Name – *if individual, state last, first, middle name*)

174 Coldbrook Ct.   Lafayette   Indiana   47909
_____
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☑ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Erica L Momany _____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Koehler Financial, LLC _____ , as of December 31 _____ , 20 20 _____ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

Prsident
_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☑ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Koehler Financial, LLC

Report on Audit of
Financial Statements

December 31, 2020

THOMAS FAUST, CPA
Certified Public Accountant

KOEHLER FINANCIAL, LLC
TABLE OF CONTENTS



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
Koehler Financial, LLC

Opinion on the Financial Statements

I have audited the accompanying statement of financial condition of Koehler Financial, LLC, as of December 31, 2020, the related statements of income, changes in member's equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the financial statements). In my opinion, the financial statements present fairly, in all material aspects, the financial position of Koehler Financial, LLC as of December 31, 2020 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Koehler Financial, LLC's management. My responsibility is to express an opinion on Koehler Financial, LLC's financial statements based on my audit. I am a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and am required to be independent with respect to Koehler Financial, LLC, in accordance with the U.S. federal securities laws and the applicable rules and the regulations of the Securities and Exchange Commission and the PCAOB.

I conducted my audit in accordance with the standards of the PCAOB. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. My audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. My audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. I believe that my audit provides a reasonable basis for my opinion.

Supplemental Information

Schedule I, Computation of Net Capital Under SEC Rule 15c3-1, Schedule II, Computation for Determination of Reserve Requirements Under SEC Rule 15c3-3 and Schedule III, Information For Possession or Control Requirements Under SEC Rule 15c3-3 have been subjected to audit procedures performed in conjunction with the audit of Koehler Financial, LLC's financial statements. The supplemental information is the responsibility of Koehler Financial, LLC,'s management. My audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming my opinion on the supplemental information, I evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In my opinion, Schedule I, Computation of Net Capital Under SEC Rule 15c3-1, Schedule II, Computation for Determination of Reserve Requirements Under SEC Rule 15c3-3 and Schedule III, Information For Possession or Control Requirements Under SEC Rule 15c3-3 are fairly stated, in all material respects, in relation to the financial statements as a whole.



Thomas Faust, CPA, LLC
d/b/a/ Thomas Faust, CPA

I have served as the Company's auditor since 2018.

Lafayette, Indiana
February 5, 2021

KOEHLER FINANCIAL, LLC

STATEMENT OF FINANCIAL CONDITION

AS OF DECEMBER 31, 2020


ASSETS


CURRENT ASSETS

Cash	$	112,251
Accounts receivable		18,281
TOTAL CURRENT ASSETS		130,469


LIABILITIES AND MEMBERS' EQUITY


LIABILITIES

Accounts payable	-
TOTAL LIABILITIES	- 0

MEMBER'S EQUITY

Member's Equity		130,469
TOTAL MEMBER'S EQUITY		130,469
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	130,469

The accompanying notes are an integral part of the financial statements.

KOEHLER FINANCIAL, LLC

STATEMENT OF INCOME

FOR THE YEAR ENDED DECEMBER 31, 2020

REVENUE		
Revenue from sale of investment company shares	$	12,527
Other revenue		224,729
TOTAL REVENUE		237,256
EXPENSES		
Employee compensation		6,000
Occupancy		4,800
Regulatory and compliance		6,708
Professional fees		1,380
Administrative expenses		2,365
TOTAL EXPENSES		21,253
NET INCOME	$	216,003

The accompanying notes are an integral part of the financial statements.

KOEHLER FINANCIAL, LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2020

MEMBER'S EQUITY AT BEGINNING OF YEAR	$	143,218
Net income		216,003
Member contributions		21,248
Member distributions		250,000
MEMBER'S EQUITY AT END OF YEAR	$	130,469

The accompanying notes are an integral part of the financial statements.

KOEHLER FINANCIAL, LLC

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2020

CASH FLOWS FROM OPERATING ACTIVITIES

Net Income	$	216,003
Adjustments to reconcile net income to net cash provided by		
Operating activities:		
(Increase) decrease in operating assets:		
Accounts receivable		5,165
Net Cash Provided by Operating Activities		221,168

CASH FLOWS FROM INVESTING ACTIVITIES

Member contributions		21,248
Member distributions		(250,000)
Net Cash Provided By (Used In) Investing Activities		(228,752)

NET INCREASE IN CASH		(7,584
CASH AT BEGINNING OF YEAR		119,835
CASH AT END OF YEAR	$	112,251

Cash paid during the year for:

Income Taxes	$	-
Interest	$	-

The accompanying notes are an integral part of the financial statements.

NOTE 1: ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the Firm's significant accounting policies consistently applied in the preparation of the accompanying financial statements are as follows:

a. Nature of Operations— Koehler Financial, LLC (the Firm) was formed on October 8, 1999 as a limited liability company in the state of Michigan. The Firm is a registered securities broker-dealer with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Firm is a single member (of Koehler Financial Services, Inc.), and its only line of business as a broker-dealer involves agency transactions. Accordingly, the Firm operates under the exemptive provision of the SEC Rule 15c-3-3(k)(1). Its customers are located primarily in Southwestern Michigan.

b. Revenue Recognition—The Firm recognizes and record commissions and other income on a trade-date basis. Revenue consists of commissions and 12b1 fees on transactions in exchange listed securities, mutual funds and variable annuities.

   In May 2014, FASB issued ASU 2014-09, "Revenue from Contracts with Customers: Topic 606" to which supersedes nearly all existing revenue recognition guidance under generally accepted accounting principles. The Firm's revenue recognition policy conforms with the pronouncement by recognizing revenue in accordance with the five components of the pronouncement.

   - Identify the contract with the customer
   - Identify the performance obligation
   - Determine the transaction price
   - Allocate the transaction price to the performance obligation
   - Recognize the revenue when the performance obligation is met

c. Cash Equivalents—For purposes of the statements of cash flows, the Firm considers all highly liquid debt instruments with maturities of three months or less when purchased to be cash equivalents. There were no cash equivalents at December 31, 2019.

d. Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

e. Concentrations of Credit Risk—The Firm places its cash in accounts with a local financial institution. At times, balances in these accounts may be exceed FDIC insured limits.

   The Firm is engaged in various brokerage activities whose counterparties primarily include mutual fund companies, insurance companies, and other financial institutions. In the event counterparties do not fulfill their obligations, the Firm may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Firm's policy to review, as necessary, the credit standing of each counterparty with which it conducts business. The Firm sells its products to various customers located near its principal office, primarily in Southwest Michigan.

f. Accounts Receivable— Accounts Receivable consists of fees and other amounts owed to the Firm. The Firm considers accounts receivable to be fully collectible; accordingly, no allowance for doubtful accounts currently is provided. Uncollectible accounts receivable are charged directly against operations when they are determined to be uncollectible. Use of this method does not result in a material difference from the valuation method required.

NOTE 2: TRANSACTIONS WITH AFFILIATED ENTITY

The Firm is wholly owned by Koehler Financial Services, Inc (the Parent). The Firm has an annual agreement to share office space and certain administrative expenses with the Parent. These expenses totaled $12,180 for the year 2020. Additionally, the Parent pays all direct expenses on behalf of the Firm.

NOTE 3: EXEMPTION UNDER RULE 15c3-3

The Firm claims an exemption under Rule 15c3-3 in accordance with the provision of paragraph (k) (1) "Limited business (mutual funds and /or variable annuities only)". During the year ended December 31, 2018 there were no amounts to be reported pursuant to the possession or control requirements under Rule 15c3-3, and the Firm is in compliance with their stated exemptive provisions, and thus is exempt from the provisions of Rule 15c3-3.

NOTE 4: INCOME TAX EXPENSE

As a limited liability company, the Firm is treated as a partnership for federal income tax purposes. Consequently, federal income taxes are not payable by, or provided for, the Firm. The single member owner is taxed individually on its share of the Firm's earnings. The Firm is subject to certain state taxes. No provision for state income taxes is required at December 31, 2018.

Accounting principles generally accepted in the United State of America require the Firm to examine its tax positions for uncertain positions. Management is not aware of any tax positions that are more likely than not to change in the next twelve months or that would not sustain an examination by applicable taxing authorities.

The Firm's policy is to recognize penalties and interest as incurred in its Statement of Income, there were none for the years ended December 31, 2018.

The firm's federal and state income tax returns for 2015 through 2018 are subject to examination by the applicable tax authorities, generally for three years after the later of the original or extended due date.

NOTE 5: ACCOUNTING FOR UNCERTAINTY IN INCOME TAXES

The Firm adopted the provisions of FASB ASC Topic 605, "Accounting for Uncertainty in Income Taxes". Benefits from tax positions are recognized in the financial statements only when it is more likely than not that the tax position will be sustained upon examination by the appropriate taxing authority that would have full knowledge of all relevant information. Recognized income tax positions are measured at the largest amount that has a greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs.

Based on its current evaluation, the Firm has concluded that there are no significant uncertain tax positions requiring recognition in the Firm's financial statements.

NOTE 6: NET CAPITAL REQUIREMENTS

The Firm is required to maintain a minimum net capital under Rule 15c3-1 of the Securities and Exchange Commission. Net capital required under the rule is the greater of $5,000 or 6 2/3 percent of the aggregate indebtedness of the Firm. At December 31, 2020, net capital as defined by the rules, equaled $114,179. The ratio of aggregate indebtedness to net capital was 0.00%. Net capital in excess of the minimum required was $109,179.

NOTE 9: FILING REQUIREMENTS

There were no liabilities subordinated to claims of creditors during the year ended December 31, 2020. Accordingly, no Statement of Changes in Liabilities Subordinated to Claims of Creditors has been included in these financial statements as required by rule 17a-5 of the Securities and Exchange Commission.

NOTE 10: COMMITMENTS AND CONTINGENCIES

Management has evaluated possible commitments and contingencies at December 31, 2020. They concluded that there were no commitments or contingencies that would require recognition in the financial statements or disclosure in the related notes to the financial statements.

NOTE 11: SUBSEQUENT EVENTS

The Firm's management has evaluated subsequent events through the date of this report, and concluded that no subsequent events have occurred that would require recognition in the financial statements or disclosure in the related notes to the financial statements.

KOEHLER FINANCIAL, LLC

SCHEDULE I: COMPUTATION OF NET CAPITAL UNDER SEC RULE 15c3-1

AS OF DECEMBER 31, 2020

COMPUTATION OF NET CAPITAL

Total ownership equity from Statement of Financial Condition	$	130,469
less nonallowable assets from Statement of Financial Condition		(16,290)
Net capital before haircuts on securities positions		114,179
Haircuts on securities		- 0
Net Capital	$	114,179
Aggregate Indebtedness	$	-
Net capital required based on aggregate indebtedness (6-2/3%)		-

COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS

Minimum dollar net capital requirement of reporting broker or dealer		5,000
Excess Net Capital	$	109,179

COMPUTATION OF AGGREGATE INDEBTEDNESS

(A) - 10% of total aggregate indebtedness		-
(B) - 120% of minimum net capital requirement		6,000
Net Capital less the greater of (A) or (B)	$	108,179
Percentage of Aggregate Indebtedness to Net Capital		0.00%

FOCUS PART IIA RECONCILIATION BETWEEN AUDITED AND UNAUDITED NET CAPITAL

At December 31, 2020, there were no material differences between audited net capital above and net capital as reported on the Firm's Part II (Unaudited) FOCUS report.

KOEHLER FINANCIAL, LLC
SCHEDULE II: COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15c3-3
FOR THE YEAR ENDED DECEMBER 31, 2020

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3
Koehler Financial, LLC is exempt from Rule 15c3-3 under the provisions of
Rule 15c3-3(k)(1).

KOEHLER FINANCIAL, LLC
SCHEDULE III: INFORMATION FOR POSSESSION OR CONTROL REQUIREMENTS
UNDER SEC RULE 15c3-3
FOR THE YEAR ENDED DECEMBER 31, 2020

INFORMATION FOR POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3
Koehler Financial, LLC is exempt from Rule 15c3-3 under the provisions of
Rule 15c3-3(k)(1).

THOMAS FAUST, CPA
Certified Public Accountant
174 Coldbrook Ct.
Lafayette, IN 47909
765-237-9185 thomasfaustcpa2@gmail.com



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Member
Koehler Financial, LLC

I have reviewed management's statements, included in the accompanying Exemption report of Broker and Dealers, in which (1) Koehler Financial, LLC, identified the following provisions 17 C.F.R. § 15c3-3(k) under which the Firm claimed an exemption from 17 C.F.R. §2 4 0.15c3-3: (k)(1), and (2) Koehler Financial, LLC stated that Koehler Financial, LLC has met the exemption provisions above mentioned throughout the past fiscal year ending December 31, 2020 without exception. Koehler Financial, LLC's management is responsible for compliance with the exception provisions and its statements.

My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and accordingly included inquiries and other required procedures to obtain evidence about the Firm's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion.

Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(1) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Thomas Faust, CPA, LLC
d/b/a Thomas Faust, CPA

Lafayette, Indiana
February 5, 2021



Koehler Financial

Let Our Experience Guide You!

January 29, 2021

Exemption Statement with regard to rule 15c3-3

Koehler Financial, LLC. (CRD 103420, SEC file 8-52190) is a $5,000 minimum net capital non-carry, non-learning broker/dealer and is exempt from reserve requirements, with exemptions, according to rules 15c3-3(k)(1) Limited business (mutual funds and/or variable annuities only).

Exemption Report under rule 15c3-3(k)(1)

Koehler Financial, LLC. Has met the exemption provisions above mentioned throughout the past fiscal year ending December 31, 2020, without exception.

To the best of my knowledge and belief, the above statements are true without exception.

Koehler Financial, LLC.

Erica L Momany

Chief Compliance Officer